Anhui Taiyang Poultry Co., Inc.
No. 88, Eastern Outer Ring Road
Ningguo City, Anhui Province, 242300
People’s Republic of China

January 18, 2012

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-7010

Attn:	Susan Block, Esq.
Tonya Bryan, Esq.

Claire Erlanger
Jean Yu

Re:	Anhui Taiyang Poultry Co., Inc.
Amendment No. 2 to Registration Statement on Form S-1/A
File No. 333-173700
Amended Registration Statement filed December 21, 2011

Ladies and Gentlemen:

          The following responses address the comments of the reviewing Staff of the Commission as set forth in a comment letter dated January 6, 2012 (the “Comment Letter”) relating to the Registration Statement on Form S-1 (the “Registration Statement”) of Anhui Taiyang Poultry Co., Inc. (the “Company”). The answers set forth herein refer to each of the Staffs’ comments by number.

          We are filing herewith Amendment No. 3 to the Company’s Registration Statement.

Prospectus Summary, page 2

1.	In the paragraph following the chart of your corporate structure on page 3, please also disclose here your revenue and net loss for the three months ended September 30, 2011.

Response

We have revised our disclosure to include the revenue and net loss for the three months ended September 30, 2011.

November 2010 Private Placement, page 4

2.
Reference is made to the first paragraph on page 5. We note that as a result of the amended Annual Report on Form 10-K/A for the year ended December 31, 2010, pursuant to which the adjusted net income fell below the target income, the Pledged Shares are due to be distributed from Firm Success pro rata to the holders of the Old Units. In this regard, please explain to us and revise yourfiling to discuss in greater detail the facts and circumstances surrounding Firm Success’ Pledge Share arrangement. As part of your response, explain the economics and underlying business reason as to why Firm Success agreed to deposit and pledge its shares of the company’s common stock in connection with the Escrow Agreement.

Securities and Exchange Commission
January 18, 2012

Response

We have revised our disclosure to provide additional information and the facts and circumstances regarding the pledge share arrangement.

3.
Tell us what, if any, accounting consequence resulted from failing to achieve the target income, which obligated Firm Success to distribute shares of your comment stock to holders of the Old Units. If no accounting was required, please explain why. We may have further comment upon receipt of your response.

Response

There were no accounting consequences resulting from failure to achieve the target income, which obligated Firm Success to distribute shares of our common stock to holders of the Old Units. On November 10, 2010, Firm Success deposited 1,466,097 already-issued shares our common stock (the “Pledged Shares”), held in Firm Success’ name, into escrow as security for achieving the target income. The Pledged Shares were issued to Firm Success in the reverse merger transaction on November 10, 2010, in exchange for shares of Dynamic Ally Limited that were held by Firm Success prior to the reverse merger transaction. The Pledged Shares were fully issued and outstanding at the time they were placed into escrow. The original issuance of the shares by the Company to Firm Success was properly recorded pursuant to reverse merger accounting in accordance with the requirements of ASC 805-40-45. The Company bore no obligations or contingencies related to the Pledged Shares (such as the obligation to issue additional shares or warrants to Firm Success or any investors) once they were issued to Firm Success. Accordingly, the Company did not make any accounting adjustments related to the achievement or failure of achievement of the target income.

Risk Factors, page 7

Because we rely on the consulting services agreement, page 12

4.	We note your response to our prior comment 6 and reissue. Please disclose here the duration of this agreement.

Response

We have revised our disclosure to indicate that the agreement has an unlimited term and continues in full force and effect until terminated.

Securities and Exchange Commission
January 18, 2012

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page21

Results of Operations for the nine months ended September 30, 2011 and 2010

5.
We note your disclosure that General and administrative expenses were higher during the nine months ended September 30, 2011 due to reserves for estimated uncollectible accounts recorded against accounts receivable, loans receivable, prepayments, and sale price receivable in the amount of $1,245,233 in 2011. Please explain to us why it appears that of the $1,245,233 increase for reserve amounts, only $462,364 related to the reserve against fertilizer plant proceeds receivable, and $349,484 related to the reserve for loans receivable, appear as adjustments to reconcile net income to net cash within the operating activities of the statement of cash flows. Please advise or revise accordingly.

Response

The total reserves in the nine months ended September 30, 2011 were $1,245,233, comprised of the following:

Loans receivable	$349,484
Fertilizer plant proceeds receivable	462,364
Prepayments	273,346
Accounts receivable	160,039
$1,245,233

The reserve against loans receivable in the amount of $349,484 was shown as a separate line item, because cash inflows and outflows from the issuance and repayment of loans receivable are classified as “Financing activities” on the statement of cash flows since these are financing instruments. However, the change in reserve is a non-cash expense that must be reconciled to income, so we reflected it as a separate reconciling item under the sub-heading “Items not affecting cash” in the “Operating Activities” section of the statement of cash flows.

Because there was no change to the balance sheet line item for fertilizer plant proceeds receivable, other than the non-cash recognition of the reserve, we also included this change as a separate reconciling item under the sub-heading “Items not affecting cash” in the “Operating Activities” section of the statement of cash flows.

Changes in the reserves related to prepayments and accounts receivable are included in the changes in the balances of these items in the “Changes in non-cash working capital” sub-section of the “Operating Activities” section of the statement of cash flows. The changes in reserves were combined with the changes in these accounts because these accounts are shown net of reserves on the accompanying balance sheets.

We believe that this presentation is in accordance with ASC Topic 230-10-45-28, which “requires adjusting net income of a business entity...to remove both of the following: (a) The effects of all deferrals of past operating cash receipts and payments…and all accruals of expected future operating cash receipts and payments, and (b) all items that are included in net income that do not affect net cash provided from, or used for, operating activities.”

Securities and Exchange Commission
January 18, 2012

Liquidity and Capital Resources, page 32

6.
Please revise to expand your liquidity discussion to cover the two-year period covered by the financial statements, using year-to-year comparisons or any other format to enhance the reader’s understanding. In this regard, we note that your liquidity discussion focuses on the nine months ended September 30, 2011 and makes comparisons to the nine months ended September 30, 2010; however, we believe that your discussion should also include the year ended December 31, 2010 and 2009. Refer to Instruction 1 to Item 303(a) of Regulation S-K.

Response

We have revised the disclosure in the liquidity and capital resources section to include the periods ended December 31, 2010 and 2009, in accordance with Instruction 1 to Item 303(a) of Regulation S-K.

Audited Financial Statements

Notes to the Financial Statements

Note 4. Loans Receivable, page F-20

7.
We note your response to our prior comment number 17; however we do not believe that you have fully addressed our prior comment in your revised disclosure. As previously requested, please revise your disclosure to explain why Jinyatai pledged its assets as partial collateral for a bank loan in the amount of $2,268,673 borrowed by the company. Specifically disclose whether such pledge of collateral was stipulated by the terms of the loan by the Company to Jinyatai.

Response

We have further revised our disclosure in Note 4 to explain why Jinyatai pledged its assets as partial collateral for a bank loan in the amount of $2,268,673 borrowed by the company.

Note 13. Other Accounts Payable, page F-29

8.
We note from your response to our prior comment 20 that when the farmers procure materials from you, consisting primarily of feed product, medicine and duck seedlings, you account for those items as a reclassification between inventory – raw materials and inventory – work in process. Please explain to us why you believe it is appropriate to continue to account for such items as inventory and accrue for the related costs during the period the farmers are raising the ducks. As part of your response, please address the inventory risk that you bear during such period.

Response

We first looked at this transaction from a revenue recognition perspective, within the guidance of ASC Topic 605, which requires that an issuer examine whether title and the significant risks and rewards of ownership have passed to the customer. If the significant risks and rewards of ownership have not passed to the buyer, then revenue recognition is precluded.

Securities and Exchange Commission
January 18, 2012

In this instance, the Company sells raw materials, consisting of feed products, medicine, and duck seedlings, to local farmers. The feed and medicine materials are used by the farmer to raise the duck seedling into a grown duck over a period of approximately 45 days. Prior to any raw materials being sold by the Company to a farmer, the Company enters into an agreement with each farmer that specifies the price at which the Company will buy back the grown duckling at the end of the incubation period. The Company is obligated to buy the ducks back from the farmerat the end of the incubation period, with the farmer’s profit built into the contractual pricing.

Because of the Company’s contractual obligation to repurchase the ducks, we concluded that revenue recognition was not allowed pursuant to ASCTopic 605. The risk of ownership did not pass to the farmer, because they already had a contractual buyer and a fixed price for the final product. The farmer is not subject to market risks, such as finding a buyer for the grown duckling or incurring losses due to market prices. The Company, on the other hand, still bears those risks as they are obligated to buy the ducklings from the farmer, must secure buyers for the ducklings, and is subject market price fluctuations. Accordingly, the Company believes it is appropriate to account for these items as inventory rather than sales.

9.
Furthermore, we also note from your response that the “loans to farmers” are guaranteed by the company’s general credit. In this regard, please tell us how you accounted for such guarantees in accordance with ASC 460-10. Also, please revise your footnotes to comply with all disclosure requirements of ASC 460-10-50-4.

Response

ASC 460-10-25-3 states that, “Because the issuance of a guarantee imposes a noncontingent obligation to stand ready to perform in the event that the specified triggering events or conditions occur, the provisions of Section 450-20-25 regarding a guarantor’s contingent obligation under a guarantee should not be interpreted as prohibiting a guarantor from initially recognizing a liability for a guarantee even though it is not probable that payments will be required under that guarantee.” In other words, a liability should be recognized for the obligation to deliver the guarantee since that obligation is noncontingent.

However, for the guarantees in question, we have already received cash deposits covering the full amount of the guarantee from the borrowing party, being the farmers. As explained in our previous response to comment 20, the farmer borrows money from the bank, with the loan being guaranteed by the Company’s general credit. The farmer enters into a loan agreement directly with the bank for this loan. The Company is not a party to the actual loan documentation, aside from signing a guarantee agreement with the bank.The farmer then advances the full amount of the funds borrowed to the Company as a deposit to ensure repayment of the loan. At the time the deposit is advanced to the Company, we debit cash and credit “deposit from contract farmer securing loans (a current liability).”

Securities and Exchange Commission
January 18, 2012

Because we have already established a liability for the full amount of the loan, we do not believe that the provisions of ASC 460-10-25-3 would require us to recognize an additional liability. There is no additional contingent or noncontingent liability arising from the guarantee, because if the farmer were to default on the loan, the Company would simply repay the loan using the deposit from the farmers. The journal entry in that event would be debit “deposit from contract farmer securing loans (a current liability)” and credit cash.

We have revised our disclosure in the “Commitments and contingencies” footnote (note 22(b)) to comply with the requirements of ASC 460-10-50-4.

Note 18. Other Income, page F-35

10.
We note from your response to our prior comment 23 that during the three months ended September 30, 2011 you recognized a reserve in the amount of $462,364 against the total balance due of $889,174 related to the sale of the fertilizer plant. Please explain to us and revise the interim notes to the financial statements to explain why you believe the remaining balance is recoverable.

Response

The reasons we believe a portion of the fertilizer plant proceeds are recoverable are as follows:

● From observation and discussion with the Buyer, we understand that the fertilizer plant is operational and generating ongoing sales and income.

● We have ongoing discussion with the Buyer, who has continued to acknowledge the liability and confirm willingness to pay the outstanding balance.

●
The assets of the fertilizer plant are pledged as collateral for a bank loan taken by the Company in the amount of $2,347,969 (as of September 30, 2011). The value of the fertilizer plant assets assigned by the lending bank for collateral purposes is approximately $5.4 million.

●
In the event that the Buyer did not make the final installment on the sale price, the Company could opt to not repay the bank loan and allow the bank to foreclose on the Buyer’s assets. The assigned value of the assets is substantially greater than the amount of the loan. While we view this as a last resort, we believe that it provides substantial security for the repayment of the remaining sale price, as well as justification for the remaining carrying amount of the asset.

We acknowledge recording a reserve is a subjective process, especially for a stand-along transaction such as the fertilizer plant sale where there is no empirical collection history on which to base our estimate. We still believe that there is a high likelihood that the full amount due will be paid in time, but considering the fact that the payment is substantially past due, management considered it prudent to reserve a portion of the balance based on the Buyer’s non-adherence to the terms of the agreement. Accordingly, we reserved half of the balance in the quarter ended September 30, 2011. We will continue to attempt to monitor the payment and our expectations about the Buyer’s ability and willingness to pay, and if our expectations change then we will adjust the reserve accordingly.

We have revised the disclosure in Note 18(a) in the interim financial statements to reflect this.

Securities and Exchange Commission
January 18, 2012

Unaudited Interim Financial Statements for the nine months ended September 30, 2011

Note 6. Prepaid and Other Current Assets, page F-68

11.
We note that as of September 30, 2011 you have approximately $2.5 million of prepaid inventory purchases recorded on the balance sheet. We also note that in the three months ended September 30, 2011 you recorded a reserve for estimated impaired prepayments in the amount of $273,346. Please explain to us the nature of these prepaid inventory purchases and why you believe an “impairment” of these prepaid amounts is appropriate.

Response

Prepaid inventory purchases are comprised principally of deposits made with suppliers for inventory items. The most common inventory items against which we make purchase deposits are duck feed and vaccination medicine.

Of the total reserve of $273,346 recognized in the quarter ended September 30, 2011, $109,811 related to a purchase of rapeseed (a type of feed material) that was faulty, and which was returned by us to the supplier during the quarter. We are attempting to reclaim the deposit, or to have it applied against future purchases, but because of the dispute management believed it was prudent to recognize a reserve against the balance since the likelihood of reclaiming the deposit is questionable. The remaining amount of the reserve was recognized pursuant to our accounting policy to reserve against deposits that have been made but unused for a period of time. Our policy is to reserve 25% of the balance if the deposit is outstanding for 6-9 months, 50% if it is outstanding for 9-12 months, and 100% if outstanding from more than 12 months. Based on our operating history, we believe that estimating and establishing such reserves most accurately reflects the realizable value of the prepayments.

Note 12. Derivative Financial Instruments and Financing, page F-73

12.
We note from your response to our prior comment 29 that the underlying price of your common stock decreased from $2.50 at December 31, 2010 to $1.50 at March 31, 2011. However, the amounts of the underlying stock price disclosed in Note 12 do not correspond to the amounts in your response to us. Please revise to make consistent, as appropriate.

Response

We believe that the amounts in the filed financial statements are correct and correspond to our previous response to comment 29. The last sale price of our common stock on each reporting date since December 31, 2010 was as follows:

December 31, 2010	$2.50
March 31, 2011	$1.50
June 30, 2011	$2.00
September 30, 2011	$2.00

Securities and Exchange Commission
January 18, 2012

Additionally, the last sale price of our common stock on dates on which warrant liabilities were issued (inception date) was as follows:

November 10, 2010	$2.03
November 16, 2010	$2.50
March 7, 2011	$2.80
March 17, 2011	$2.80

The above stock prices are accurately reflected in both the assumptions tables in Note 12, and in the Management’s Discussion and Analysis Section, of the financial statements filed for the year ended December 31, 2010 and subsequent interim periods through September 30, 2011.

Note 17. Interest Expense, page F-87

13.
We note from your response to our prior comment 32 that you did not accrue any liquidated damages related to the March 2011 financing in the three months ended March 31, 2011. However, in light of the fact that the required date of effectiveness (September 3, 2011) has now passed, please explain to us how you have analyzed the potential payment of the liquidated damages related to the March 2011 registration rights agreement as a contingent liability under the guidance in ASC 825-20-30 as of September 30, 2011. Furthermore, you indicate in your response that the maximum damages representing 10% of the total amount invested is $115,000; however according to page 5 of your document you state that as of December 19, 2011 you have accrued liquidated damages of $55,000 related to such financing, which is the maximum amount of liquidated damages to be paid. Please advise and reconcile the statements in your response and in your document.

Response

Pursuant to ASC 825-2-30, the contingent obligation to make future payments or otherwise transfer consideration under a registration payment arrangement shall be measured separately in accordance with Subtopic 450-20. Pursuant to ASC 450-20, an estimated loss from a loss contingency shall be accrued by a charge to income if information available before the financial statements are issued or are available to be issued indicates that (1) it is probable that an asset had been impaired or a liability had been incurred at the date of the financial statements, and (2) the amount of loss can be reasonably estimated.

The March 2011 financing closed on March 7, 2011. Pursuant to the registration rights agreements signed with each investor, we were required to file a registration statement within 60 days of the closing, being May 6, 2011. The registration statement was filed on April 25, 2011, so the filing obligation was met. We were also required to have the registration statement declared effective within 180 days, being September 3, 2011. This obligation was not achieved.

Securities and Exchange Commission
January 18, 2012

In connection with the issuance of our financial statements for the interim period ended September 30, 2011, we evaluated the contingent liability related to the March 2011 financing up to the date the financial statements were issued, being November 21, 2011. As of that date, we determined that, while it was probable that the liability had been incurred (due to the effectiveness date passing on September 3, 2011), we did not believe that we could reasonably estimate the amount of the liquidated damages. This is because, pursuant to the registration rights agreement, the liquidated damages are earned over time at a rate of 1% of the amount invested for the first 30 days after an obligation is not met, and 2% of the amount invested for each 30 day period thereafter until the maximum of 10% of the amount invested is reached. As of November 21, 2011, we were preparing to file Amendment No. 2 to the Form S-1, and there was no way to predict the effectiveness date, which could have come shortly after filing or well into the future. Because the liquidated damages would cease to accrue at the time of effectiveness, there was no way at that time to reasonably predict a contingent liability amount. Accordingly, no contingent liability was recorded.

With respect to the disclosure on page 5 of Amendment No. 2 to the Form S-1, we have added the maximum amount of the potential liability, being $115,000, and also disclosed that no amounts were accrued in our financial statements as of September 30, 2011 since that amount could not be reasonably estimated.

We trust that the foregoing appropriately addresses the issues raised by your recent Letter of Comment. Thank you in advance for your prompt review and assistance.

Very truly yours,

/s/ DAVID DODGE
David Dodge
Chief Financial Officer